EXHIBIT 4.13C

SECOND AMENDMENT
TO
SECOND AMENDED AND RESTATED
LOAN AGREEMENT

THIS SECOND AMENDMENT TO SECOND AMENDED AND RESTATED LOAN AGREEMENT (this "Amendment") is made as of the 17th day of April, 2003, by and between **ASSOCIATED ESTATES REALTY CORPORATION**, an Ohio corporation having an address at 5025 Swetland Court, Cleveland, Ohio 44143 ("Borrower"), and **NATIONAL CITY BANK**, a national banking association having an address at 1900 East Ninth Street, Cleveland, Ohio 44114 (the "Bank").

RECITALS

A.   Borrower and the Bank are parties to a Second Amended and Restated Loan Agreement, dated as of April 19, 2002, and amended by a First Amendment to Second Amended and Restated Loan Agreement dated as of May 14, 2002 (as so amended, the ("Loan Agreement"), pursuant to which the Bank agreed to extend certain financial accommodations to Borrower on the terms and subject to the conditions set forth therein. The maximum principal amount of all of such financial accommodations which may be outstanding at any time (the "Maximum Commitment") may not exceed Fourteen Million Dollars ($14,000,000).

B.   Borrower has requested that the Bank agree to modify the Loan Agreement in order to afford Borrower the option to select the One Month Reference Rate (as hereinafter defined) as the applicable rate of interest on sums advanced and outstanding under the Loan Agreement.

NOW, THEREFORE, for Ten Dollars ($10.00) and other valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Borrower and the Bank agree as follows:

1.   Certain Capitalized Terms. Capitalized terms which are used but are not defined in this Amendment shall have the respective meanings ascribed to them in the Loan Agreement.

2.   Specific Amendments to the Loan Agreement. Borrower and the Bank agree that the Loan Agreement is amended, effective upon and as of the date hereof, in the following specific respects:

(a)   The following defined terms are hereby added to Section 1 of the Loan Agreement:

(i)   "One Month Reference Rate" means, as of any date, an annual rate of interest, adjusted daily and equal to two percent (2.0%) in excess of the rate (rounded upwards, if necessary to the next highest one sixteenth of one percent (1/16%)), determined as of such date by the Bank as being equal to the average annual rate at which deposits denominated in the United States Dollars in an amount comparable to the amount of the Loan to which such rate would apply and having a maturity of one (1) month after the date of reference are available as of 11:00 a.m., London time, on the date of reference from banking institutions of recognized Standing in the London market, as described in the report of the British Bankers Association displayed in the Bridge Telerate System "Page 3750" report, or if the same is unavailable, from any other generally accepted authoritative source of such information as the Bank may determine to be appropriate in lieu thereof.

"One Month Reference Rate Loan" means a Loan which bears interest at the One Month Reference Rate.

(b)   The definition of the term "Rate Option" contained in Section 1 of the Loan Agreement is deleted in its entirety, and the following definition is substituted therefor:

"Rate Option" means Borrower's right, on the terms and subject to the conditions set forth in this Agreement, to elect the Prime Rate, the LIBOR Rate or the One Month Reference Rate as the applicable rate of interest with respect to the Loans.

(c)   Sections 3(a) and 3(b) of the Loan Agreement, which established the terms and procedures applicable to Borrower exercise of its Rate Option, are deleted in their entirety, and the following provision is substituted therefor:

(a)   Rate Options and Interest Periods. Subject to the terms and conditions set forth in this Agreement, Borrower may specify the Rate Option for each Advance and the Interest Period for each LIBOR Rate Loan, provided that Borrower may not at any time aggregate Advances into more than three (3) Loans for the purpose of determining the Rate Option or the Interest Period applicable to Loans hereunder. Borrower shall give the Bank its irrevocable Request For Advance not later than 1:00 p.m. Cleveland time at least one (1) Business Day before the Draw Date of each Prime Rate Loan or One Month Reference Rate Loan and three (3) Business Days before the Draw Date of each Libor Rate Loan. Each Request for Advance shall specify:

(i)   the Draw Date (which shall be a Business Day) for such Loan;

(ii)   the aggregate amount of such Loan;

(iii)   the Rate Option selected for such Loan; and

(iv)   in the case of each Libor Rate Loan, the Interest Period applicable thereto.

Each Libor Rate Loan shall bear interest from and including the first day of the Interest Period applicable thereto until (but not including) the last day of such Interest Period at the interest rate determined as applicable to such Libor Rate Loan. Borrower shall select Interest Periods for Libor Rate Loans so that it is not necessary to pay a Libor Rate Loan prior to the last day of the applicable Interest Period in order to repay all of the Loans on the Termination Date. Provided that no Default or Event of Default shall have occurred and be continuing, Borrower may elect to continue an existing Libor Rate Loan by giving irrevocable written, telephonic or telegraphic notice thereof to the Bank not less than three (3) Business Days prior to the last day of the then-current Interest Period applicable to such Libor Rate Loan, specifying the duration of the succeeding Interest Period therefor. If the Bank does not receive timely notice of such election, Borrower shall be deemed to have elected to convert such Libor Rate Loan to a Prime Rate Loan at the end of the then-current Interest Period. Borrower may elect to convert an expiring LIBOR Rate Loan into a One Month Reference Rate Loan in like principal amount by providing the Bank with proper notice of Borrower's election to do so at least three (3) Business Days before the final day of the expiring Interest Period therefor. Provided that no Default or Event of Default shall have occurred and be continuing, Borrower may convert any outstanding Prime Rate Loan or One Month Reference Rate Loan, or any portion of either into (x) a One Month Reference Rate Loan, (y) a Prime Rate Loan, or (z) a Libor Rate Loan (in any case in the same aggregate principal amount). If Borrower desires to convert a Prime Rate Loan or a One Month Reference Loan (or both) into a LIBOR Rate Loan, it shall give the Bank prior written, telephonic or telegraphic notice at least three (3) Business Days prior to the requested conversion date, which notice shall specify the duration of the Interest Period therefor.

(b)   Monthly Installments.

(i)   Borrower shall pay to the Bank, monthly in arrears on the last Business Day of each month beginning with the month following the month in which the Closing Date occurs, interest on the outstanding principal amount of the Prime Rate Loans at the annual rate equal to the Prime Rate and, as appropriate, interest on the outstanding principal balance of all One Month Reference Rate Loans at an annual rate equal to the One Month Reference Rate; provided, however, that if Borrower elects to convert a Prime Rate Loan to a Libor Rate Loan pursuant to Section 3(a), above, Borrower shall pay to the Bank all accrued but unpaid interest on each Loan being so converted, for the period commencing on the date of the last payment date under this Section 3(b) and concluding on the day immediately preceding the first day of the Interest Period for the Libor Rate Loan into which such Loan is converted.

(ii)   Borrower shall pay to the Bank, in arrears, interest on the outstanding principal amount of the Libor Rate Loans at the annual rate equal to the Libor Rate. Such interest shall be due and payable on the last Business Day of the applicable Interest Period for each Libor Rate Loan.

3.   Conditions to Amendment. The amendment to the Loan Agreement contemplated by this Amendment is subject to the satisfaction of all of the following conditions precedent:

(a)   Absence of Default. No Event of Default or event which, with the passage of time or the giving of notice, or both, might mature into an Event of Default, shall have occurred and be continuing under the Loan Agreement or any other Loan Document.

(b)   Warranties. The representations and warranties of Borrower under the Loan Agreement and the other Loan Documents shall be true and correct in all material respects on and as of the date hereof.

(c)   Other Actions. The Borrower shall take such other actions and deliver to the Bank such other documents, certificates and instruments as the Bank may reasonably request to carry out the intent of this Amendment.

(d)   Legality of Transactions. It shall not be unlawful (i) for the Bank to perform any of its obligations hereunder, or (ii) for the Borrower to perform any of its obligations hereunder or under any other Loan Document.

(e)   Proceedings and Documents. All corporate, governmental and other proceedings in connection with the transactions contemplated hereby and by the other Loan Documents, and all documents and instruments incidental thereto, shall be completed and in full force and effect, and the Bank shall have received such original or certified copies of such instruments as the Bank may reasonably require.

4.   Ratification. Borrower warrants and represents to the Bank that (a) immediately prior to the date hereof, the Loan Agreement and each other Loan Document is in full force and effect and has not been modified, amended or supplemented; and (b) there are no offsets or defenses to any of Borrower's obligations under the Loan Agreement or the other Loan Documents, and no counterclaims which might affect any such obligations. Borrower hereby ratifies and affirms the Loan Agreement (as the same is amended hereby) and ratifies and affirms each of the Loan Documents.

5.   Miscellaneous.

(a)   Expenses; Indemnity. The Borrower agrees to pay all out-of-pocket expenses of the Bank in connection with the preparation, execution and delivery of this Amendment or with the closing of the transactions described herein.

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(b)   <u>Severability</u>. Any provision of this Amendment or any of the other Loan Documents which is determined by a court of competent jurisdiction to be invalid or unenforceable shall be ineffective to the extent of determination without invalidating the remaining portions hereof or affecting the validity or enforceability of such provision in any other jurisdiction.

(c)   <u>Successors</u>. This instrument shall be binding upon and inure tot he benefit of Borrower and the Bank and their respective successors and assigns. Borrower shall not assign its rights or delegate its duties hereunder without the prior written consent of the Bank.

(d)   <u>Counterparts</u>. This instrument may be executed in any number of counterparts, and signature pages from any counterpart may be attached to any other. All such counterparts shall together constitute a single agreement. In making proof of this Amendment, it shall not be necessary to produce or account for more than one counterpart hereof signed by each of the parties hereto.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed by their respective officers thereunto duly authorized as of the date first above written.

NATIONAL CITY BANK

By: /s/ Martin D. Rodriguez

Printed Name: Martin D. Rodriguez

Title: Vice President

ASSOCIATED ESTATES REALTY CORPORATION

By: /s/ Martin A. Fishman

Printed Name: Martin A. Fishman

Title: Vice President